UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Mobile Infrastructure Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

60739N101

(CUSIP Number)

Manuel Chavez, III

30 W. 4th Street

Cincinnati, Ohio 45202

Tel: (513) 834-5110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Hirsh Ament

Jeffrey N. Ostrager

Kirill Y. Nikonov

Venable LLP

750 E. Pratt Street
Suite 900

Baltimore, Maryland 21202

Tel: (410) 244-7400

September 11, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons HSCP Strategic III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 11,974,351.5*
	8	Shared voting power 0
	9	Sole dispositive power 11,974,351.5*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 11,974,351.5*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 34.44%*
14	Type of reporting person (see instructions) PN

*	See Item 5

2

1	Names of reporting persons Manuel Chavez, III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 142,000*
	8	Shared voting power 2,223,973.50*
	9	Sole dispositive power 142,000*
	10	Shared dispositive power 2,223,973.50*

11	Aggregate amount beneficially owned by each reporting person 2,365,973.50*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.17%*
14	Type of reporting person (see instructions) IN

*	See Item 5

3

1	Names of reporting persons Stephanie Hogue
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 548*
	8	Shared voting power 2,223,973.5*
	9	Sole dispositive power 548*
	10	Shared dispositive power 2,223,973.5*

11	Aggregate amount beneficially owned by each reporting person 2,225,069.5*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.75%*
14	Type of reporting person (see instructions) IN

*	See Item 5

4

1	Names of reporting persons Jeffrey Osher
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 95,000*
	8	Shared voting power 18,468,899.5*
	9	Sole dispositive power 95,000*
	10	Shared dispositive power 18,468,899.5*

11	Aggregate amount beneficially owned by each reporting person 18,563,899.5*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 53.39%*
14	Type of reporting person (see instructions) IN

*	See Item 5

5

1	Names of reporting persons Harvest Small Cap Partners Master, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 4,340,457*
	8	Shared voting power 0
	9	Sole dispositive power 4,340,457*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 4,340,457*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.31%*
14	Type of reporting person (see instructions) PN

*	See Item 5

6

1	Names of reporting persons Harvest Small Cap Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 2,154,091*
	8	Shared voting power 0
	9	Sole dispositive power 2,154,091*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 2,154,091*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.61%*
14	Type of reporting person (see instructions) PN

*	See Item 5

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1	Names of reporting persons Bombe-MIC Pref, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole voting power 1,798,364*
	8	Shared voting power 0
	9	Sole dispositive power 1,798,364*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 1,798,364*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.52%*
14	Type of reporting person (see instructions) PN

*	See Item 5

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Explanatory Note

This Amendment No. 3 to the statement on Schedule 13D (this “Amendment”) relates to the common stock, $0.0001 par value per share (the “Common Stock”) of Mobile Infrastructure Corporation, a Maryland corporation (the “Issuer”) and amends the statement on Schedule 13D filed on September 6, 2023, as amended by the Amendment No. 1 to the statement on Schedule 13D filed on November 3, 2023 and amendment No. 2 to the statement on Schedule 13D filed on July 29, 2024 (the “Original Schedule 13D” and, together with this Amendment, the “Statement”). Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used and not defined in this Amendment have the meanings ascribed thereto in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following: the information in Item 4 is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented as follows:

Credit Agreement

On September 11, 2024 (the “Closing Date”), the Issuer entered into a credit agreement (the “Credit Agreement”) with HSLP and HSCPM (collectively, the “Lenders”). The Credit Agreement provides for, among other things, a $40.4 million revolving credit facility, maturing on September 11, 2025 (the “Revolving Facility”). HSLP financed $13.42 million, and HSCPM financed $26.98 million under the Credit Agreement. Borrowings under the Revolving Facility will accrue interest at a rate of 15.0% per annum, with interest payable in arrears at maturity or upon repayment of any principal amount borrowed under the Revolving Facility.

On the Closing Date, in consideration for the commitment to provide the Revolving Facility, the Issuer issued:

(i)	83,000 shares of Common Stock to HSLP and 167,000 shares of Common Stock to HSCPM in connection with the execution of the Credit Agreement; and

(ii)	83,000 shares of Common Stock to HSLP and 167,000 shares of Common Stock to HSCPM in connection with the Issuer having drawn $15.0 million or more under the Revolving Facility (shares described in items (i) and (ii) collectively, the “Consideration Shares”).

The Credit Agreement contains representations and warranties, covenants, and events of default customary for agreements of this type.

Joinder Agreement

In addition, on the Closing Date, the Lenders executed a joinder agreement (the “Joinder Agreement”) to that certain Registration Rights Agreement, dated August 25, 2023, pursuant to which the Issuer agreed to use its reasonable best efforts to register the resale of the Consideration Shares via a registration statement on Form S-11 or Form S-3 to be filed with the SEC on the earlier of (i) the date the Issuer files a post-effective amendment to its Registration Statement on Form S-11 (File No. 333-274666) following the filing of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and (ii) the thirtieth (30th) day after the Issuer is eligible to register for resale the Registrable Securities (as defined in the Registration Rights Agreement) on a registration statement on Form S-3. Additionally, pursuant to the Joinder Agreement, the Consideration Shares are subject to a 180-day lock-up period commencing on the date of issuance of the Consideration Shares, i.e., the Closing Date.

The foregoing description of the Credit Agreement and the Joinder Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement and the Joinder Agreement, copies of which are filed as Exhibit 10.1 and Exhibit 10.2 to the issuer’s Current Report filed with the SEC on September 11, 2024 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) – (b)

The following sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of September 11, 2024, which is based on 32,600,000 shares of Common Stock outstanding, consisting of (i) the Consideration Shares and (ii) 32,100,000 shares of Common Stock outstanding, as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on August 13, 2024.

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Reporting Person	Amount beneficially owned(1)		Percent of Class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Manuel Chavez, III	2,365,973.5	(2)	7.17%	142,000	2,223,973.5	142,000	2,223,973.5
Stephanie Hogue	2,225,069.5	(2)(3)	6.75%	548	2,223,973.5	548	2,223,973.5
Jeffrey B. Osher	18,563,899.5	(4)	53.39%	95,000	18,468,899.5	95,000	18,468,899.5
HS3	11,974,351.5	(5)	34.44%	11,974,351.5	0	11,974,351.5	0
HSCPM	4,340,457		13.31%	4,340,457	0	4,340,457	0
HSLP	2,154,091		6.61%	2,154,091	0	2,154,091	0
Bombe Pref	1,798,364		5.52%	1,798,364	0	1,798,364	0

(1)	Does not include shares of Common Stock that may be issued upon redemption of Common Units (including Common Units which such person may acquire upon the vesting and conversion to Common Units of outstanding Performance Units and LTIP Units) because, upon the holder’s election to redeem Common Units, the Issuer may elect to redeem such Common Units for cash or shares of Common Stock in the Issuer’s sole discretion.

(2)	Includes (i) 1,798,364 shares of Common Stock directly held by Bombe Pref and (ii) 42,631 shares of Common Stock and 382,978.50 Warrants directly held by Bombe.

(3)	Includes 548 shares of Common Stock held indirectly by Ms. Hogue as custodian under accounts for the benefit of Ms. Hogue’s children under the Uniform Gift to Minors Act.

(4)	Includes (i) 9,804,138 shares of Common Stock and 2,170,213.50 Warrants directly held by HS3, (ii) 2,154,091 shares of Common Stock directly held by HSLP; and (iii) 4,340,457 shares of Common Stock directly held by HSCPM.

(5)	Includes 2,170,213.50 Warrants.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

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(c)

The information set forth in Items 3 and 4 is incorporated herein by reference.

(d)

Not applicable.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit or Annex	Filing Date

99.14	Credit Agreement dated September 11, 2024, by and among the Issuer and the Lenders	8-K	001-40415	10.1	September 11, 2024

99.15	Joinder Agreement dated September 11, 2024, by and among the Issuer and the Lenders	8-K	001-40415	10.2	September 11, 2024

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2024

HSCP Strategic III, L.P.

By:	/s/ Jeffrey Osher
Name:	Jeffrey Osher
Title:	Managing member of No Street Capital LLC, the managing member of Harvest Small Cap Partners GP, LLC, the general partner of HSCP Strategic III, L.P.

Manuel Chavez, III

By:	/s/ Manuel Chavez, III
Name:	Manuel Chavez, III

Stephanie Hogue

By:	/s/ Stephanie Hogue
Name:	Stephanie Hogue

Jeffrey Osher

By:	/s/ Jeffrey Osher
Name:	Jeffrey Osher

Harvest Small Cap Partners Master, Ltd.

By:	/s/ Jeffrey Osher
Name:	Jeffrey Osher
Title:	Managing member of No Street Capital LLC, the investment manager of Harvest Small Cap Partners Master, Ltd.

Harvest Small Cap Partners, L.P.

By:	/s/ Jeffrey Osher
Name:	Jeffrey Osher
Title:	Managing member of No Street Capital LLC, the managing member of Harvest Small Cap Partners GP, LLC, the general partner of Harvest Small Cap Partners, L.P.

Bombe-MIC Pref, LLC

By:	/s/ Manuel Chavez, III
Name:	Manuel Chavez, III
Title:	Manager

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